State Street Bank and Trust Company

Thomas J. Reyes

2 Avenue de Lafayette

6th Floor

Boston, MA 02110

617-662-3967

617-662-3805 (fax)

May 29, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The CNL Funds (the “Trust”)
(File Nos. 333-140838 and 811-22017)
Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A

Ladies and Gentlemen:

Electronically transmitted for filing pursuant to Section 6 of the Securities Act of 1933 and Section 8 of the Investment Company Act of 1940, as amended, is Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A for the above referenced Trust.

This Amendment is being filed to respond to comments on the Registration Statement raised by the staff of the Commission, to add Class C shares and Institutional Class shares, to reflect a change in the Fund’s name, to complete certain items omitted from the Registration Statement, and to file additional exhibits to the Registration Statement.

Responses to the staff’s comments raised in the letter dated March 23, 2007 are being filed concurrently as correspondence. If you have any questions concerning this filing, please call me directly at (617) 662-3967.

Sincerely,

/s/ Thomas J. Reyes
Thomas J. Reyes Counsel